NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange ('NYSE' or the 'Exchange') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Warrants, each whole warrant is exercisable for one Class A Common Stock at an exercise price of $11.50 per share ('Securities') of Ranpak Holdings Corp. (the 'Company') from listing and registration on the Exchange on October 5, 2020, pursuant to the provisions of Rule 12d2-2(b) because, in the opinion of the Exchange, the Securities are no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision pursuant to Sections 802.01B of the NYSE Listed Company Manual (the 'Manual') because the warrants no longer meet the minimum distribution criteria after the partial redemption of the warrants. The Exchange, on September 4, 2020, determined that the Securities of the Company should be suspended from trading, and directed the preparation and filing with the Commission of this application for the removal of the Securities from listing and registration on the Exchange. The Company was notified by phone and letter on September 4, 2020. Pursuant to the above authorization, a press release regarding the proposed delisting was issued and posted on the Exchange's website on September 4, 2020. Trading in the Securities was suspended on September 4, 2020. The Company had a right to appeal to a Committee of the Board of Directors of the Exchange (the 'Committee') the determination to delist the Securities, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.